SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               FOR August 23, 2004

                                ALLIED DOMECQ PLC
             (Exact name of Registrant as specified in its Charter)

                                ALLIED DOMECQ PLC
                 (Translation of Registrant's name into English)



                                  The Pavilions
                                 Bridgwater Road
                                 Bedminster Down
                                Bristol BS13 8AR
                                     England
              (Address of Registrant's principal executive offices)



        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F x    Form 40-F
                           ------------   ----------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                              Yes            No x
                            --------      ----------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



                                  Exhibit Index



Exhibit No.        Description

Exhibit No. 1      Notice of Trading Statement announcement dated 23 August 2004






23 August 2004

                               ALLIED DOMECQ PLC

                  NOTIFICATION OF TRADING STATEMENT & RESULTS


Allied Domecq PLC will be releasing a trading statement on 3 September 2004.

The preliminary announcement of results for the year ending 31 August 2004 will be made on 21 October 2004.


Media enquiries:

Stephen Whitehead, Director of Group Corporate Affairs
+44 (0) 20 7009 3927

Anthony Cardew, Cardew Chancery
+44 (0) 20 7930 0777


Investor enquiries:

Peter Durman, Director of Group Investor Relations
+44 (0) 7771 974817


ENDS


SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

23 August, 2004

                                      ALLIED DOMECQ PLC


                                      By:      /s/  Charles Brown
                                      ---------------------------
                                      --------------------------
                                      Name:  Charles Brown
                                      Title: Director of Secretariat & Deputy
                                             Company Secretary